Exhibit 17.1

                                 Dominick Pagano
                                 10 Sasqua Trail
                                Weston, CT 06883





     April  26,  2002




Richard  Dandurand
Chairman  of  the  Board  and  Chief  Executive  Officer
Edac  Technologies,  Inc.
1806  New  Britain  Avenue
Farmington,  CT  06032

Dear  Dick:

     As a follow up to my resignation from the Board of Directors of Edac Technologies, Inc. ("Edac") on the morning of April 16, 2002, I am writing to explain the reasons for my decision to resign from the Board and request that this letter be filed with the Securities and Exchange Commission pursuant to
Item 6 of Form 8-K and disclosed pursuant to Item 7(g) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

     As you know, prior to the last annual shareholders meeting, a negotiated compromise between the then incumbent board and a group of shareholders (that represented a majority of the total votes cast at that meeting) allowed the then Chairman of the Board to resign and Joseph Lebel and I to join the Board. At that meeting, the shareholders by majority vote rejected the Board's recommendation of the then proposed divestiture of Edac's Engineered Precision Components Division (the "Components Division") to TomZ Corporation ("TomZ"), an entity affiliated with a former President of Edac, Robert P. Luzzi, who was receiving a retainer from Edac. By forcing the change in the composition of the Board and rejecting the then proposed divestiture of the Components Division, I believe that the shareholders essentially issued a mandate to the Board that changes in management and operations were necessary and that accountability to shareholders was a must. Instead, over the ensuing ten months, management and the majority of the Board have ignored the concerns of shareholders and taken steps to further reward and entrench existing management and stifle dissent.

     In joining the Board, I voiced concerns about a number of poor management decisions that had been or were being taken. Among these decisions were:

     - Appointing a newly hired Chief Executive Officer as Chairman of the Board, thus essentially putting him in a position of reporting to himself. This was contrary to a prior Board decision that the Chief Executive Officer and the Chairman of the Board should be different individuals.

     - Awarding generous stock compensation (ultimately diluting existing shareholders by nearly 20%), employment contracts and change in control agreements to the Chief Executive Officer and Chief Financial Officer that are disproportionate in dollar amount to the size of Edac, at a time when Edac was in financial difficulty. The provisions of the change in control agreements have ultimately led to a conclusion by Edac's management and then by Edac's independent accountants that a going concern qualification on Edac's financial statements was necessary.

     - Determining to sell the Components Division for considerably less than what appears to be its value to Edac. The Components Division was responsible for approximately 30% of Edac's profits before extraordinary items for the year 2001.

     - Allowing TomZ, a potential competitor as well as the prospective buyer of the Components Division, to assume daily operating control over the Components Division several months prior to the shareholder meeting at which shareholders were asked to approve the prospective sale; allowing TomZ full access to our proprietary database and process control; and paying TomZ $10,000 per week for management services. TomZ, who was a subcontractor, is now in direct competition with the Components Division.

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
     Since I joined the Board, the majority of the Board and management have taken a number of actions, to which I have objected, that I believe are contrary to the best interests of Edac and its shareholders, including:

     - Failing to ask for or obtain confidentiality and noncompetition agreements from the new general manager of the Components Division, a relative of Mr. Luzzi, who was promoted to replace TomZ. This individual has since left Edac to join Aerocraft, a new competitor and an affiliate of TomZ.

     - Failing to take other actions to protect the ongoing business of the Components Division, actions, which I believe would have made it more likely that an essential long-term agreement relating to the Components Division, which expires this year, will be renewed.

     - Amending the Bylaws to: (a) provide that shareholders may not remove a director except for "cause", by a vote of a majority of the outstanding shares (previously, the Bylaws permitted the shareholders to remove a director for any reason by a vote of a majority of the outstanding shares); (b) add an advance notice provision (requiring shareholders who wish to nominate one or more directors or present a proposal at a meeting of shareholders to give notice to the Secretary of Edac no later than the close of business on the later of (i) 60 calendar days prior to date of the meeting or (ii) 10 calendar days following the date on which public announcement is first made of the date of the meeting); (c) permit an incumbent Board of Directors to increase the size of the Board from 5 to any number up to 9 (thus permitting a majority of the Bard to dilute the influence of any dissenting member by adding new directors without shareholder approval); and (d) make certain other changes to the Bylaws.

     - Imposing a "gag order" forbidding all employees to have contact with shareholders or members of the Board of Directors, except through the Chairman of the Board, who is likely to be responsible for the conduct complained of.

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
     - Awarding substantial bonus compensation to the Chief Executive Officer and Chief Financial Officer at a time when employees feel concerned about their jobs.

     In February 2002, Joseph Lebel resigned as a member of the Board of Directors because of his objections to the actions taken by the majority of the Board in response to letters from certain shareholders on January 6, 2002 and February 22, 2002. In March 2002, another director, employed by Edac, left without publicly stating his reasons.

     Because of the repeated failure of management and the majority of the Board to respond to concerns brought to their attention by shareholders, I feel it incumbent upon me to resign from my position as a member of the Board of Directors.

                                                 Very  truly  yours,

                                                 /s/  Dominick  Pagano

                                                 Dominick  Pagano

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